

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 12, 2023

Mingming Su
Chief Strategy Officer & Director
DouYu International Holdings Ltd
20/F, Building A, New Development International Center
No. 473 Guanshan Avenue
Hongshan District, Wuhan, Hubei Province 430073
People's Republic of China

> **Re: DouYu International Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-38967**

Dear Mingming Su:

     We have reviewed your September 25, 2023 response to our comment letter and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospectus
5.A. Operating Results, page 123

1.   In comment 3 of your July 28, 2023 response letter, you indicated that in future filings you will include a qualitative discussion of the shift in focus to mobile apps and mobile users. The quantitative information provided in response to comment 1 regarding total average MAU and PC average MAU appears to provide important context to such shift. Therefore, it remains unclear why you believe information regarding the PC user base is not material to an understanding of your business and the company's current focus on mobile apps. Please revise your Operating Results section to provide additional context to the shift in your business by providing a <u>quantitative</u> discussion of the significant decline in PC average MAUs and PC retention rate for each of the fiscal years

presented. In your response, provide us with proposed disclosures that you intend to include in your next Form 20-F filing.

General

2.   We note your response to prior comment 4. Please provide your detailed legal analysis as to (i) why you treat "Amounts due from the VIEs pursuant to contractual arrangements" as operating assets in your breakdown of DouYu Yule's assets, and (ii) how you are calculating the "value" of such amounts for purposes of Section 2(a)(41) of the Investment Company Act of 1940 ("Investment Company Act").

3.   We note in footnote 13 of your response to prior comment 4, you state that DouYu Yule would satisfy the 40% Test under Section 3(a)(1)(C) of the Investment Company Act. Please provide your detailed legal analysis of whether DouYu Yule would satisfy such test as of the most recent fiscal quarter end if "short-term deposits" with maturities of one year or less are not cash items.

4.   We note your statement in response to prior comment 4 that Wuhan Ouyue owns 100% of the limited partnership interests in Beijing Fengye. To the extent you argue that such interests are not securities, please provide your detailed legal analysis to support such conclusion. To the extent you concede that such interests are securities, please provide additional analysis as to how, in your view, Wuhan Ouyue is not an "investment company" given that it appears a substantial majority of Wuhan Ouyue's assets consist of limited partnership interests in Beijing Fengye and other investment securities.

5.   We note that you make reference to relying on Section 3(b)(1) of the Investment Company Act in your analysis of several different entities, such as Wuhan Ouyue and Wuhan Douyu. Please advise as to whether you have opinions of counsel regarding Section 3(b)(1) with regard to such entities and, if so, whether you are willing to share such opinions with us.

6.   Please advise as to whether you are able to recalculate your responses to our prior comments as of September 30, 2023. If so, provide updated responses, if material.

7.   Please separately specify the percentage of DouYu Hong Kong's total assets that consist of interests in Gogo Glocal and DouYu Yule, respectively, as of September 30, 2023, if available.

8.   Please provide the percentage of your assets that consist of "short-term deposits" with maturities of one year or less on a consolidated basis as of September 30, 2023, if available.

9.   Please provide revised risk factor language to reflect your latest responses as well as our comments herein.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He